April 16, 2007

Jill S. Davis Kevin Stertzel Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E., Stop 7010 Washington, D.C. 20549

Re:

Response to the Securities and Exchange Commission
Staff Comments, regarding Form 20-F of Platinum Group Metals Ltd. (the “Company”)
for the Fiscal Year Ended August 31, 2006, filed on December 14, 2006 (SEC File No. 0-30306)

Dear Ms. Davis:

This letter responds to the staff’s comments set forth in the March 9, 2007 letter regarding the above-referenced Form 20-F annual report (the “20-F”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.  Concurrently with this letter, we have filed an amended 20-F incorporating the changes discussed herein.

In connection with our response to the staff’s comments, we hereby acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses are as follows:

Form 20-F for the Fiscal Year Ended August 31, 2006 Operating and Financial Review and Prospects Critical Accounting Policies. page 38

Staff Comment No. 1:

We note your disclosure regarding the accounting for exploration costs under U.S. GAAP.  Please note that such costs under U.S. GAAP are required to be expensed as incurred regardless of the existence of reserves or the stage of a project’s development.  Please modify your policy accordingly.

The Company’s Response:

We have reworded our policy in “Critical Accounting Policies” on Page 43 of the amended 20-F as requested by the staff so that it more appropriately describes the treatment of exploration expenditures under U.S. GAAP. We have also amended the description of the policy in Note 15 (a) to the consolidated financial statements for the year ended August 31, 2006 entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” so that it is consistent with the description in “Critical Accounting Policies”.

Staff Comment No. 2:

Please have your independent auditors modify the title of their report to state “Report of Independent Registered Public Accounting Firm” if true.

The Company’s Response:

Our auditors have revised the title of their report as requested by the staff.

Staff Comment No. 3:

Please have your auditors modify their report to identify their office location.

The Company’s Response:

Our auditors have revised their report as requested by the staff.

Staff Comment No. 4:

We note your disclosure that indicates that you have concluded that the functional currency of your subsidiary that is participating in the WBJV is the South African Rand.  Please tell us and disclose the functional currency of the parent entity that provides the primary funding resources for this subsidiary.  Please provide us with your analysis in support of your conclusion.  Please refer to Appendix A, paragraphs 42(a) – (f) of SFAS 52 for U.S. GAAP.

The Company’s Response:

The Company’s disclosure in Note 5 to the August 31, 2006 Annual Financial statements “Investment in Western Bushveld Joint Venture” (“WBJV”) indicates that the Company considers WBJV an equity investee which is accounted for by the equity method and it is this entity which the Company considers to have a functional currency in Rand, not the Company’s South African subsidiary Platinum Group Metals (RSA) (Pty) Limited (“PTM RSA”).

The Company believes that the functional currency of the Canadian parent company which provides the primary funding resources to its South African subsidiary is the Canadian Dollar and not the Rand or another currency. All of the funding of the Canadian parent and the majority of its expenditures are denominated in Canadian dollars and it is located in and maintains a head office in Canada and receives substantially all of its financing from equity issues on the Canadian public markets. Its commons shares trade on the TSX exchange in Canada and are listed in Canadian dollars.

The Company also considers PTM RSA to have a Canadian dollar functional currency on a basis consistent with its Canadian public company parent. The functional currency of the joint venture is considered the Rand on the basis that all members of the joint venture, being PTM RSA, and independent venturers Africa Wide Mining and Prospecting (Pty) Limited and Anglo Platinum Limited, South African based Companies, fund the operations of WBJV in Rand and a significant portion of the expenditures of WBJV are in Rand. The Company considers the joint venture to be a separate entity which it does not control and therefore it is appropriate that the determination of the functional currency of WBJV be a separate consideration from the determination of the functional currency of its otherwise unrelated investors.

The conclusion that the functional currency of PTM RSA is the Canadian dollar is supported by application of the criteria in paragraphs 42 (a) – (f) of SFAS 52 under US GAAP which read as follows (the response to each criteria as it applies to PTM RSA is inserted in bold):

42.

The salient economic factors set forth below, and possibly others, should be considered both individually and collectively when determining the functional currency.

a.

Cash flow indicators

(1)

Foreign Currency—Cash flows related to the foreign entity's individual assets and liabilities are primarily in the foreign currency and do not directly impact the parent company's cash flows.

All receipts in PTM RSA are provided by way of Canadian dollar denominated advances from the Canadian parent, including funds intended to fund advances to the WBJV.  PTM RSA bears the risk of currency fluctuation on these advances which are repayable in Canadian dollars.  Although the majority of expenditures in 2006 were incurred in Rand, all of PTM RSA’s financing was provided by way of Canadian dollar loans and this includes financing of both local overhead in PTM RSA and the investments in the WBJV.  In the future as the Company’s properties are developed, the Company expects that expenditures will be increasingly in U.S. dollars (primarily for capital items) and all future revenues will be incurred in U.S. dollars.  Further, cash required to be disbursed in South Africa directly impacts the parent company’s cash flows as it is the primary funding source.  The Company has concluded that the cash flows related to PTM RSA’s individual assets and liabilities are not primarily in Rand and do directly impact the parent company’s cash flows.

(2)

Parent's Currency—Cash flows related to the foreign entity's individual assets and liabilities directly impact the parent's cash flows on a current basis and are readily available for remittance to the parent company.

Although there are no cash receipts available to remit to the parent company as PTM RSA is in the development stage, disbursements are funded by the parent company and therefore directly impact the Canadian parent company’s cash flows.

b.

Sales price indicators

(1)

Foreign Currency—Sales prices for the foreign entity's products are not primarily responsive on a short-term basis to changes in exchange rates but are determined more by local competition or local government regulation.

(2)

Parent's Currency—Sales prices for the foreign entity's products are primarily responsive on a short-term basis to changes in exchange rates; for example, sales prices are determined more by worldwide competition or by international prices.

Not applicable as there are no sales prices as commercial production has not commenced and economic feasibility is still to be established.

c.

Sales market indicators

(1)

Foreign Currency—There is an active local sales market for the foreign entity's products, although there also might be significant amounts of exports.

(2)

Parent's Currency—The sales market is mostly in the parent's country or sales contracts are denominated in the parent's currency.

Not applicable at this time, although we note that ultimately the market for any ore or produced metal will be determined in US dollars, not Rand.

d.

Expense indicators

(1)

Foreign Currency—Labour, materials, and other costs for the foreign entity's products or services are primarily local costs, even though there also might be imports from other countries.

Although South African Rand represents the currency of measurement of the majority of these expenditures a significant portion of the amounts actually payable in Rand fluctuate with the US dollar and other Western currencies as the goods and services are priced according to international markets for mining services which generally fluctuate with world prices and are provided by international mining services companies. The Company therefore concludes that no single currency is clearly dominant as significant development expenditures, capital costs and some payroll are typically priced in foreign currency other than Rand.

(2)

Parent's Currency—Labour, materials, and other costs for the foreign entity's products or services, on a continuing basis, are primarily costs for components obtained from the country in which the parent company is located.

Certain labour and other costs and services in PTM RSA are obtained or sourced in Canada, however, the majority of such costs while the Company is in the development stage are sourced domestically in South Africa or from third countries, although operations of PTM RSA are principally managed directly by the parent company in Canada.

e.

Financing indicators

(1)

Foreign Currency—Financing is primarily denominated in foreign currency, and funds generated by the foreign entity's operations are sufficient to service existing and normally expected debt obligations.

No financing of PTM RSA is denominated in Rand.  All funding is raised by the Canadian public parent in Canadian dollars, is advanced to the Company and is repayable in Canadian dollars.

(2)

Parent's Currency—Financing is primarily from the parent or other dollar-denominated obligations, or funds generated by the foreign entity's operations are not sufficient to service existing and normally expected debt obligations without the infusion of additional funds from the parent company.  Infusion of additional funds from the parent company for expansion is not a factor, provided funds generated by the foreign entity's expanded operations are expected to be sufficient to service that additional financing.

All financing of PTM RSA is in Canadian dollars and originates from the parent company.

f.

Intercompany transactions and arrangements indicators

(1)

Foreign Currency—There is a low volume of intercompany transactions and there is not an extensive interrelationship between the operations of the foreign entity and the parent company.  However, the foreign entity's operations may rely on the parent's or affiliates' competitive advantages, such as patents and trademarks.

The volume of intercompany transactions between PTM RSA and its Canadian parent is high, consisting primarily of funding from Canada to PTM RSA as needed.  The Canadian public parent company always maintains its primary cash balance in Canadian dollars, only sending funds to PTM RSA or converting to foreign currencies as and when needed.

(2)

Parent's Currency—There is a high volume of intercompany transactions and there is an extensive interrelationship between the operations of the foreign entity and the parent company.  Additionally, the parent's currency generally would be the functional currency if the foreign entity is a device or shell corporation for holding investments, obligations, intangible assets, etc., that could readily be carried on the parent's or an affiliate's books.

The Company’s South African subsidiary is really an investment holding company to hold the South African mineral properties which otherwise could be carried on the parent company’s books and there is a high volume of intercompany transactions with the parent.

In conclusion, we maintain our view that the WBJV is an equity investee, which the Company accounts for by the equity method, and this entity’s functional currency is the Rand.  We are also of a view that the functional currency of the Company and its South African subsidiary is the Canadian dollar.  The parent company is domiciled in Canada, is administered in Canada, and raises it’s funding in Canadian dollars.  The Company maintains the majority of its cash on hand in Canadian dollars at all times.

The subsidiary has operations in South Africa and thus the majority of its exploration costs are expended in Rand; however, the subsidiaries funding is wholly in Canadian dollars. It holds no significant balance of Rand currency at any given time, specifically to avoid the risk of devaluation of the Rand which may not reflected in reductions in the Canadian dollar equivalent of Rand expenditures.  The Company converts Canadian dollars to Rand as and when needed.  PTM RSA was incorporated to be an extension of its Canadian parent which could hold legal title to the group’s mining assets in South Africa and is effectively managed and administered by the parent company in Canada.  PTM RSA has no material non-monetary assets under US GAAP and incurred approximately $700,000 in general overhead and approximately $500,000 in exploration expenditures outside of the Western Bushveld Joint Venture in 2006.

The Company makes a small percentage of its operating payments in US dollars.  The Company holds only a limited balance of US dollars at any given time.

In addition, the Company:

a.

holds no derivatives or financial instruments denominated in foreign currency;

b.

holds no investments or debt securities denominated in foreign currency; and

c.

has not borrowed amounts or invested in monetary instruments denominated in foreign currency.

The Company has considered all the above indicators and concluded on balance that the functional currency of its South African subsidiary continues to be the Canadian dollar at least during the development stage where all of its cash inflows are financed by its parent in Canadian dollars. The Company also believes that the functional currency of the South African subsidiary and WBJV will need to be reassessed in the event that development of commercial mining activities commence as during that period significant capital expenditures and ultimately commercial revenues will likely be denominated in US dollars. The Company will apply the appropriate US GAAP guidance as outlined above in the event such circumstances occur and make a determination if and when such a change in functional currency is warranted.

Engineering Comments General

Staff Comment No. 5:

Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on scoping studies, preliminary assessments, or a pre-feasibility study. Please address the risks associated with the following points:

•

The limited amount of drilling completed to date.

•

The process testing is limited to small pilot plants and bench scale testing.

•

The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

•

The resulting preliminary operating and capital cost estimates.

•

Metallurgical flow sheets and recoveries are in development.

•

The history of pre-feasibility studies typically underestimate capital and operating costs.

The Company’s Response:

We have revised our risk factor entitled “Our business is subject to exploration and development risks”, which had previously stated that none of our properties contain any known reserves, and that there is no certainty that our future activities will result in discoveries of precious metals in commercial quantities, to provide additional discussion of these risks.

In terms of drilling completed to date on Page 33 of the 20F we did originally provide the exact amounts of drilling and the number of intercepts, as follows:

“To November 27, 2006, we completed approximately 72,000m of drilling in 160 boreholes (each with several deflections to sample additional reef intersections) and submitted approximately 20,000 samples for analysis.  This resource update includes the results up to borehole WBJV120, along with previous results from Anglo Platinum.”

We have also now added to Page 33:

“These drill intercepts although extensive may not accurately estimate grade.”; and

“All of our properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

-

the limited amount of drilling and testing completed to date;

-

the preliminary nature of any operating and capital cost estimates;

-

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries; and

-

the likelihood of cost estimates increasing in the future.”

In terms of the metallurgical tests and scale up risks we point to the following amended disclosure on Page 15 of the 20F;

– Our business is subject to exploration and development risks.

All of our properties are in the exploration stage and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

We have added to Page 35 “ Any estimates of metallurgical recoveries, operating and capital costs for the purposes of resource cut-off are preliminary and have significant risk. These estimates do not demonstrate economic viability. Estimates at subsequent stages including Pre-feasibility and Feasibility also contain considerable risk of a cost over-run or a failure to meet the estimates.”

Staff Comment No. 6:

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•

The location and means of access to the property, including the mode of transportation utilized to and from the property.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

The Company’s Response:

We disclose on Page 21 of the 20-F that our WBJV Project in South Africa is our only material property.  We have compared the requirements of paragraph (b) of Industry Guide 7 with our disclosure in the 20-F regarding our WBJV Project.  In the amended 20-F, we have added a statement regarding the means of access to the property.  We have also added a discussion of the source of power and water that can be utilized at the property.  In addition, pursuant to staff comments 9 and 10, we have revised the description of the rock formations and mineralization to be briefer and less technical.  In all other respects, we believe that our disclosure complies with Industry Guide 7.

Historical reserves and Resources, page 24

Staff Comment No. 7:

With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Please revise the Anglo Gold reserve/resource disclosure found in the first paragraph of this section using appropriate reserve/resource classifications or remove this disclosure which does not appear to comply with NI 43-101 from the filing.

The Company’s Response:

We have revised our disclosure to remove reference to the Anglo Platinum historic resource estimates, and to include only those resource estimates relating to the project that comply with NI 43-101.

Staff Comment No. 8:

Within the following paragraphs of this section, please disclose the chronological changes to your resource estimates in tabular form. This will allow the reader to track the significant changes in resources classifications and status chronologically.

The Company’s Response:

We have revised our disclosure to include the tabular presentation requested by the staff.

Geological Setting and Mineralization, page 25

Staff Comment No. 9:

We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. Revise your filing to convey the meaning of these technical words through the context of your discussion as much as possible. For other terminology, please provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

The Company’s Response:

As requested by the staff, we have revised the description of rock formations and mineralization to be briefer and less technical.  We have also revised our glossary to include certain technical terms used in the 20-F that were not previously defined.

Staff Comment No. 10:

Your disclosure about the geological setting contains more detail than is necessary. The required disclosures should provide information that has a direct bearing on your properties, and should be understandable to the average shareholder. The guidance in Industry Guide 7, section (B) (5), calls for a “brief description” of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

The Company’s Response:

See response to comment 9.

Mineral Resource - WBJV, page 30

Staff Comment No. 11:

Please disclose your criteria used to segregate the resources into measured, indicated, and inferred categories. In addition, please disclose the average drill hole spacing for each resource classification.

The Company’s Response:

The resource criteria are outlined on Pages 32 to 34 in the amended 20-F. The SAMREC Code which was applied is acceptable under NI 43-101.  A definition of SAMREC Code and its relation to NI 43-101 has been added to the Definitions section of the 20-F.

The following is copied from Pages 32 and 33 of the amended 20-F.

“The report deals primarily with Inferred, Indicated and Measured Resource estimations. The specific data distribution and geographic layout allows for previously Inferred Resources to qualify for an upgrade to higher confidence resource categories. The mineral resource estimate complies with SAMREC Ore Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and reserves in South Africa.  The SAMREC Ore Code allows for resources or reserves to be upgraded (or down graded) if, amongst others, economic, legal, environmental or permitting circumstances change. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured Resource classification and the Probable and Proved Reserve classification…..

The drill spacing  is specified on Page 33 paragraph 2 of the amended 20-F. The kriging parameters are used for the resource classification rather than a specific drill spacing.  Resources are estimated by the kriging method and the Indicated Resources have drill spacing of approximately 250m or less.

We have amended our 20-F with the addition of the following to page 33;

 “ The Qualified Person considers the following criteria in assessing resource categories; sampling quality assurance and control, geological confidence, number of samples in a block, geostatistical variance, distance to a sample, Kriging efficiency,  deviation from lower 90% confidence limit.”

Staff Comment No. 12:

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. Please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. This would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision, accuracy procedures, and protocols.

The Company’s Response:

We have revised our disclosure as requested by the staff. We have added the following summary to Page 33 of the amended 20-F;

“The Company mandates and monitors a quality control system of its own, including the insertion of blanks, standards and duplicates.  The Company’s quality control system is applied in addition to the internal quality control systems and standards applied by the laboratories on their own work. Only accredited laboratories with quality control measures and standard assay techniques are used and second independent laboratories are used to cross check results. Technical information including geological modeling and data entry is also checked by an independent Qualified Person prior to resource modelling.”

Staff Comment No. 13:

You disclose Mr. Charles J. Muller’s name in reference to him being the author of a Canadian National Instrument 43-101 report, and as such is considered an expert under SEC rules. Supplementally provide a written consent from any experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the report contained in the document and agree to being named as an expert.

The Company’s Response:

Item 10.G. of Form 20-F provides that where a statement or report attributed to a person as an expert is included in the filing, a consent of that person must be provided.  However, Instruction 1.a. to Item 10 states that in annual reports on Form 20-F, the issuer does not have to comply with Item 10.G.

Although we believe that a consent is not required pursuant to Form 20-F, we have obtained and provided a consent supplementally to the staff.

Mineral Resource -- WBJV, page 28 and Key Assumptions, Parameters, and Methods of Resource Calculation,

Staff Comment No. 14:

Mineral resources must have “reasonable prospects for economic extraction.” This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate the economic resources from just ordinary mineralization. Please describe the process you used to define your minimum mining thickness, estimated grade dilution, and any associated mining losses for your resource estimates for all properties. Please clearly disclose the cutoff grade used to delimit these tonnage estimates, giving a brief description of the procedure you used to develop the cut-off grade, the minimum mining heights, and what costs, metal prices and metallurgical recoveries you may have used. In addition, please disclose with the analysis, all relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, reasonable metal prices, and exchange rates based on the recent historic three-year average and may be disclosed as footnotes to the resource estimate tables. Otherwise, if the resource estimates are not based on an economic cutoff grade, remove the resource estimates from the filing.

The Company’s Response:

We have revised our disclosure as requested by the staff to provide additional details regarding the process that was used to determine that the mineralization on our properties constituted mineral resources.  We believe that the factors used realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, reasonable metal prices, and exchange rates based on the recent historic three-year average.

Staff Comment No. 15:

You make a reference to a prill split estimate on Page 30. Please describe this parting process and the significance of these assay results to the average investor. For simplicity a platinum or gold equivalent grade estimate may be described and used to value your 4-element (4E) assays with your cutoff grade estimate. In a similar manner, describe the nickel equivalent grade used to delineate the resource estimate for your War Springs property.

The Company’s Response:

We have revised our disclosure to include a definition of “prill split” in the Glossary of Technical Terms.

We have discussed the staff’s comment regarding the nickel equivalent grade and platinum equivalent with Ken Schuler, mining engineer by telephone on March 15, 2007. We understand that the staff has withdrawn this portion of its comment.

Staff Comment No. 16:

Please describe your activities and progress to date in regard to all necessary permits, environmental studies, and authorizations to the governmental authorities.

The Company’s Response:

We have revised our disclosure to include additional information regarding the environmental and regulatory regimes in effect in the countries in which our properties are located, the regulatory approvals that we currently hold, and the additional regulatory approvals that may be required if we advance our properties into the development stage.

Key assumptions, Parameters, and Methods of Resource Calculation, page 36

Staff Comment No. 17:

Please clarify the term 2 PGE + Au for the War Springs resource estimate, describe the nickel equivalent cutoff grade calculation or other valuation techniques used to describe and delimit your resource estimate. Please disclose your criteria used to declare the inferred resource and in addition, please disclose the average drill hole spacing for this resource classification.

The Company’s Response:

We have revised our disclosure to include a definition of 2 PGE + Au in the Glossary of Technical Terms.  We have also revised our disclosure to describe the valuation techniques used to describe and delimit our resource estimate, including average drill hole spacing.

Staff Comment No. 18:

Please remove the 0.00 Nickel grade classifications from your resource table and clearly define and state the cutoff grade used to prepare your resource estimate. Please explain the lack of cobalt assays in this resource estimate.

The Company’s Response:

The full table of resource cut-offs for Nickel has been removed from the 20-F. Cobalt was assayed for but not determined to be of economic interest by the Qualified Person in the resources at this time. However upon reflection with current prices, if they prove sustainable, it may be looked at in the future. .

Thank you for your review of our amended 20-F.  If you should have any questions regarding the amended annual report or our response letter, please do not hesitate to contact me at (604) 899-5450 or Christopher Doerksen at Dorsey & Whitney LLP at (206) 903-8856.

Sincerely,

Platinum Group Metals Ltd.

Frank R. Hallam

CFO and Director

cc:

Christopher Doerksen, Dorsey & Whitney LLP